[FCF LETTERHEAD]

VIA EDGAR and BY HAND

Ms. Era Anagnosti,

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Commonwealth Financial Corporation
Registration Statement on Form S-4
Filed November 18, 2016
File No. 333-214703

Dear Ms. Anagnosti:

This letter, together with Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of First Commonwealth Financial Corporation (“FCF”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to your letter, dated December 12, 2016, to Matthew C. Tomb, Executive Vice President, General Counsel and Chief Risk Officer of FCF, regarding the Registration Statement, including the proxy statement/prospectus contained therein, filed with the Commission on November 18, 2016.

For your convenience, FCF has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Prospectus Cover Page

1. Please revise the first paragraph to disclose that the total merger consideration is fixed at 20% cash and 80% stock. Also revise to disclose that, as a result of these limits, shareholders may receive a combination of cash and stock and will not know at the time of the vote the number of shares and amount of cash that they will receive in the merger.

Ms. Era Anagnosti

United States Securities and Exchange Commission

January 6, 2017

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to the prospectus cover page in Amendment No. 1 to the Registration Statement.

2. Please disclose that the merger is subject to a floor price as set forth in the third paragraph of your “Termination” summary disclosure on page 12. In addition, disclose that if the price falls below the floor and DCB exercises its right to terminate the Merger Agreement, First Commonwealth may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement. Please add footnote disclosure to the calculation of the registration fee table to the extent that additional stock consideration may be issued to accommodate the increase in the exchange ratio, noting that First Commonwealth will file a registration statement to cover the issuance of the additional shares of First Commonwealth common stock. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to the prospectus cover page in Amendment No. 1 to the Registration Statement.

Proposal 1 – The Merger

Opinion of DCB Financial’s Financial Advisor, page 38

3. We note your disclosure in the seventh bullet point of the first full paragraph on page 40 regarding the projected balance sheet of First Commonwealth prepared by First Commonwealth management and discussed with DCB’s advisor. Please revise to disclose any material projections of First Commonwealth relied on by KBW or provide us an analysis supporting your determination that disclosure of such projections is not material.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 53 in Amendment No. 1 to the Registration Statement.

The Merger Agreement Voting Agreement, page 71

4. Please file the voting agreement as an exhibit to the registration statement or include it as Exhibit A to the Merger Agreement, which you have attached as Annex A at the end of the registration statement.

Ms. Era Anagnosti

United States Securities and Exchange Commission

January 6, 2017

Response:

We have included the form of voting agreement as Exhibit A to the Merger Agreement as requested.

In addition, in connection with this response letter, FCF hereby acknowledges the following statements:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (724) 463-2030 or James J. Barresi at (513) 361-1260.

Sincerely,

/s/ Matthew C. Tomb
Matthew C. Tomb Executive Vice President, General Counsel and Chief Risk Officer

cc:	James J. Barresi, Esq., Squire Patton Boggs (US) LLP

Erich M. Hellmold, Esq., Squire Patton Boggs (US) LLP

Jessica Livingston, United States Securities and Exchange Commission